

03052186

ITED STATES
EXCHANGE COMMISSION
ıgton, D.C. 20549

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SEC MAIL
RECEIVED
PROCESSING
SEP - 4 2003
WASH. D.C.
188
SECTION

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8- 21884

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 07/01/02 (MM/DD/YY) AND ENDING 06/30/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: NEIDIGER, TUCKER, BRUNER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1675 LARIMER STREET, 300 PLAZA LEVEL
(No. and Street)

DENVER (City) COLORADO (State) 80202 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

JOHN TURK, JR. (303) 825-1825
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

SPICER, JEFFRIES & CO.
(Name – *if individual, state last, first, middle name*)

4155 E. JEWELL AVE., SUITE 307 (Address) DENVER (City) COLORADO (State) 80222 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
SEP 24 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1410 (06-02)

OATH OR AFFIRMATION

I, JOHN TURK, JR., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of NEIDIGER, TUCKER, BRUNER, INC., as of JUNE 30, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



NOTARY PUBLIC
TIMOTHY A.
BEAUCHAMP
STATE OF COLORADO

My Commission Expires April 17, 2006

Signature

VICE PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*


SEC MAIL PROCESSING
RECEIVED
SEP - 4 2003
WASH. D.C.
188
SECTION

NEIDIGER, TUCKER, BRUNER, INC.

REPORT PURSUANT TO RULE 17a-5(d)

YEAR ENDED JUNE 30, 2003

NEIDIGER, TUCKER, BRUNER, INC.

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT

The Board of Directors
Neidiger, Tucker, Bruner, Inc.

We have audited the accompanying statement of financial condition of Neidiger, Tucker, Bruner, Inc. as of June 30, 2003, and the related statements of operations, changes in shareholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Neidiger, Tucker, Bruner, Inc. as of June 30, 2003, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the supplemental schedule listed in the accompanying table of contents is presented for purposes of additional analysis and is not required for a fair presentation of the financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Spicer, Jeffries & Co.

Denver, Colorado
August 8, 2003

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF FINANCIAL CONDITION
JUNE 30, 2003

ASSETS

Cash	$ 803 118
Receivables:	
Clearing broker	621 123
Brokers, less allowance for doubtful accounts of $87,200	186 153
Securities owned, at market value	66 598
Furniture, equipment and leasehold improvements, at cost, net of accumulated depreciation of $408,659	194
Other assets	10 399
	$ 1 687 585

LIABILITIES AND SHAREHOLDERS' EQUITY

LIABILITIES:	
Salaries and commissions payable	$ 285 551
Accrued payroll taxes	727 056
Due to clearing broker	53 542
Securities sold, but not yet purchased, at market value	13 057
Other accrued liabilities	9 401
TOTAL LIABILITIES	1 088 607
COMMITMENTS AND CONTINGENCIES (Notes 3 and 5)	
SHAREHOLDERS' EQUITY (Note 4):	
Preferred stock, series 2001-A, 9% voting; 600,000 shares authorized; 80,000 shares outstanding	80
Common stock, $.001 par value; 10,000,000 shares authorized; 393,802 shares outstanding	394
Additional paid-in capital	986 771
Retained earnings	(388 267)
TOTAL SHAREHOLDERS' EQUITY	598 978
	$ 1 687 585

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF OPERATIONS
YEAR ENDED JUNE 30, 2003

REVENUE:	
Commissions	$ 3 721 374
Underwriting income	559 287
Trading profit, net	123 707
Other	239 131
Total revenue	4 643 499
EXPENSES:	
Commissions	2 539 955
Clearing charges	478 548
Occupancy and equipment costs	604 980
Salaries and wages	409 262
Payroll taxes	117 575
General and administrative	300 860
Office expenses	53 530
Telephone	104 258
Employee benefits	124 009
Legal and professional	163 732
Promotion costs	24 366
Interest	4 033
Total expenses	4 925 108
NET LOSS	**$ (281 609)**

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
YEAR ENDED JUNE 30, 2003

	Series A Preferred Stock	Common Stock	Additional Paid-In Capital	Retained Earnings
BALANCES, June 30, 2002	$ 80	$ 363	$ 955 802	$ (106 658)
Common stock issued for services	-	31	30 969	-
Net loss	-	-	-	(281 609)
BALANCES, June 30, 2003	**$ 80**	**$ 394**	**$ 986 771**	**$ (388 267)**

NEIDIGER, TUCKER, BRUNER, INC.

STATEMENT OF CASH FLOWS
YEAR ENDED JUNE 30, 2003
INCREASE (DECREASE) IN CASH

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(281 609)
Adjustments to reconcile net loss to net cash used in operating activities:		
Depreciation		2 327
Increase in bad debt allowance		12 154
Common stock issued for services		31 000
Decrease in receivable from clearing broker		161 658
Decrease in income taxes receivable		49 730
Decrease in securities owned, at market value		9 730
Increase in salaries and commissions payable		142 096
Decrease in securities sold, but not yet purchased		(6 037)
Decrease in due to clearing broker		(3 692)
Decrease in accrued liabilities		(39 314)
Decrease in accrued payroll taxes		(682 020)
Net cash used in operating activities		(603 977)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Decrease in receivables - other		47 117
Decrease in other assets		12 082
Net cash provided by investing activities		59 199
NET DECREASE IN CASH		(544 778)
CASH, at beginning of year		1 347 896
CASH, at end of year	**$**	**803 118**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:		
Cash paid for interest	**$**	**4 033**

NEIDIGER, TUCKER, BRUNER, INC.

NOTES TO FINANCIAL STATEMENTS

NOTE 1 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The Company was organized on May 20, 1977, and is engaged in business as a securities broker-dealer.

Securities owned or sold, but not yet purchased by the Company (substantially common stock) are recorded at market value and related changes in market value are reflected in income. For the year ended June 30, 2003, the Company has recorded proprietary transactions on a trade date basis. Commission revenue and related expenses have been accrued on a trade date basis.

The Company under rule 15c3-3(k)(2)(ii) is exempt from the reserve and possession or control requirements of rule 15c3-3 of the Securities and Exchange Commission. The Company does not carry or clear customer accounts. Accordingly, all customer transactions are executed and cleared on behalf of the Company by its clearing broker on a fully disclosed basis. The Company's agreement with its clearing broker provides that as clearing broker, that firm will make and keep such records of the transactions effected and cleared in the customer accounts as are customarily made and kept by a clearing broker pursuant to the requirements of rules 17a-3 and 17a-4 of the Securities and Exchange Act of 1934, as amended (the Act). It also performs all services customarily incident thereon, including the preparation and distribution of customer's confirmations and statements and maintenance margin requirements under the Act and the rules of the Self Regulatory Organizations of which the Company is a member.

The Company provides for depreciation of furniture and equipment on the straight-line method based on estimated lives of five to ten years. Leasehold improvements are amortized over the term of the lease.

Good faith and expense allowances received by the Company in connection with its underwriting activities are deferred and recognized as income as related costs are incurred.

For purposes of cash flows, the Company considers money market funds with maturity of three months or less to be cash equivalents.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

NEIDIGER, TUCKER, BRUNER, INC.

NOTES TO FINANCIAL STATEMENTS

(Continued)

NOTE 2 - INCOME TAXES

At June 30, 2003, the Company had an unused federal net operating loss carryforward of approximately $160,000 for future income tax purposes, which expires in 2022. The net operating loss carryforward may result in future income tax benefits of approximately $54,000; however, because realization is uncertain at this time, a valuation reserve in the same amount has been established. Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes.

Significant components of the Company's deferred tax liabilities and assets as of June 30, 2003 are as follows:

	2003
Deferred tax liabilities	$ -
Deferred tax assets:	
Net operating loss carryforward	54,000
Valuation allowance for deferred tax assets	(54,000)
	$ -

The valuation allowance for deferred tax assets was increased by $54,000 during the year ended June 30, 2003.

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS

The Company leases office space and equipment under noncancellable operating leases expiring through 2008.

At June 30, 2003, aggregate minimum future rental commitments under these leases with initial or remaining terms in excess of one year are as follows:

Year Ended	Amount
June 30, 2004	$ 264 803
June 30, 2005	270 706
June 30, 2006	72 956
June 30, 2007	6 547
June 30, 2008	6 547
Total	$ 621 559

NEIDIGER, TUCKER, BRUNER, INC.

NOTES TO FINANCIAL STATEMENTS
(Continued)

NOTE 3 - COMMITMENTS AND RELATED PARTY TRANSACTIONS (Continued)

In addition to the above leases, the Company also leases office space and equipment on a month-to-month basis. Total rental expense of $391,240, including the noncancellable leases referred to above, was charged to operations during the year ended June 30, 2003.

The Company rents out a portion of it's office space under a sublease to an entity owned by one of the Company's employees. At June 30, 2003, aggregate minimum future rental receipts under this sublease are as follows:

Year Ended	Amount
June 30, 2004	$ 21 250
June 30, 2005	21 250
June 30, 2006	5 312
Total	$ 47,812

Included in other assets at June 30, 2003 is $4,168 receivable from this related entity.

NOTE 4 - NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital, as defined under such provisions. At June 30, 2003, the Company had net capital and net capital requirements of $392,242 and $250,000, respectively. The Company's net capital ratio (aggregate indebtedness to net capital) was 2.61 to 1. According to rule 15c3-1, the Company's net capital ratio shall not exceed 15 to 1.

NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONTINGENCIES AND UNCERTAINTIES

In the normal course of business, the Company's client activities ("clients") through its clearing broker involve the execution, settlement and financing of various client securities transactions. These activities may expose the Company to off-balance sheet risk. In the event the client fails to satisfy its obligations, the Company may be required to purchase or sell financial instruments at prevailing market prices in order to fulfill the client's obligations.

The Company has purchased securities for its own account, and may incur losses if the market value of the securities decreases subsequent to June 30, 2003. In addition, the Company has sold securities that it does not own and it will, therefore, be obligated to purchase such securities at a future date. The Company may incur a loss if the market value of the securities increases subsequent to June 30, 2003.

*NOTE 5 - FINANCIAL INSTRUMENTS WITH OFF-BALANCE SHEET RISK, CONTINGENCIES AND UNCERTAINTIES **(Continued)***

The Company's financial instruments, including cash, receivables, payables and other liabilities are carried at amounts that approximate fair value due to the short term nature of those instruments. Securities owned and securities sold but not yet purchased are valued at market value using quoted market prices.

The Company is involved in a dispute arising in the normal course of business, which is in the preliminary stages. Management, after review and discussion with counsel, believes the Company has meritorious defenses and intends to vigorously defend itself in this matter, but it is not feasible to predict the final outcome at the present time.

The Company has deposits in banks in excess of the FDIC insured amount of $100,000. The amounts in excess of $100,000 are subject to loss should the bank cease business.

The Company has receivables from and deposits with its clearing broker as shown on the acompanying statement of financial condition. These amounts are not covered by SIPC and are subject to loss should the clearing broker cease business.

SUPPLEMENTARY INFORMATION

NEIDIGER, TUCKER, BRUNER, INC.

COMPUTATION OF NET CAPITAL
PURSUANT TO NET CAPITAL RULE 15c3-1
JUNE 30, 2003

CREDIT:		
Shareholders' equity	$	598 978
DEBITS:		
Nonallowable assets:		
Broker receivables, net		186 153
Furniture, equipment and leasehold improvements, net		194
Other assets		10 399
Total debits		196 746
Net capital before haircuts on securities positions		402 232
Haircuts on securities positions		9 990
NET CAPITAL		392 242
Minimum requirements of 6-2/3% of aggregate indebtedness of $1,022,008 or $250,000, whichever is greater		250 000
Excess net capital	**$**	**142 242**
AGGREGATE INDEBTEDNESS:		
Salaries and commissions payable	$	285 551
Accrued payroll taxes		727 056
Other accrued liabilities		9 401
TOTAL AGGREGATE INDEBTEDNESS	**$**	**1 022 008**
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL		**2.61 to 1**

NOTE: There are no material differences in the above computation of net capital with that included in the Company's corresponding unaudited Form X-17A-5 Part II filing.



SPICER, JEFFRIES & CO.
CERTIFIED PUBLIC ACCOUNTANTS
4155 E. JEWELL AVENUE
SUITE 307
DENVER, COLORADO 80222
TELEPHONE: (303) 753-1959
FAX: (303) 753-0338
www.spicerjeffries.com

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY SEC RULE 17a-5

The Board of Directors
Neidiger, Tucker, Bruner, Inc.

In planning and performing our audit of the financial statements and supplementary information of Neidiger, Tucker, Bruner, Inc. for the year ended June 30, 2003, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by Neidiger, Tucker, Bruner, Inc. that we considered relevant to the objectives stated in rule 17a-5(g), (i) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3; and (ii) for safeguarding the occasional receipt of securities and cash until promptly transmitted to the Company's clearing brokers. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by rule 17a-13 or complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate. This report recognizes that it is not practicable in an organization the size of Neidiger, Tucker, Bruner, Inc. to achieve all the divisions of duties and cross-checks generally included in a system of internal accounting control and that alternatively greater reliance must be placed on surveillance by management.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at June 30, 2003, to meet the Commission's objectives.

In addition, our review indicated that Neidiger, Tucker, Bruner, Inc. was in compliance with the conditions of exemption from rule 15c3-3 pursuant to paragraph k(2)(ii) as of June 30, 2003, and no facts came to our attention to indicate that such conditions had not been complied with during the year.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange, Inc. and other regulatory agencies which rely on rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Spicer, Jeffries & Co.

Denver, Colorado
August 8, 2003